UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Great Ajax Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38983D300
(CUSIP Number)

August 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	38983D300
1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,574,999

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,574,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,574,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5% (a)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(a) The percentage is calculated using the 24,308,237 shares of Common Stock outstanding as of August 3, 2022 (calculated pursuant to Rule 13d-3(d)(1)(i)), which includes (i)  22,733,238 shares of Common Stock as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022 and (ii) the assumed exercise of 1,574,999 warrants for shares of Common Stock.

CUSIP No.	38983D300
1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,574,999

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,574,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,574,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

(a) The percentage is calculated using the 24,308,237 shares of Common Stock outstanding as of August 3, 2022 (calculated pursuant to Rule 13d-3(d)(1)(i)), which includes (i)  22,733,238 shares of Common Stock as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022 and (ii) the assumed exercise of 1,574,999 warrants for shares of Common Stock.

CUSIP No.	38983D300
1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,574,999

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,574,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,574,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

(a) The percentage is calculated using the 24,308,237 shares of Common Stock outstanding as of August 3, 2022 (calculated pursuant to Rule 13d-3(d)(1)(i)), which includes (i)  22,733,238 shares of Common Stock as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022 and (ii) the assumed exercise of 1,574,999 warrants for shares of Common Stock.

CUSIP No.	38983D300
1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,574,999

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,574,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,574,999

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(a) The percentage is calculated using the 24,308,237 shares of Common Stock outstanding as of August 3, 2022 (calculated pursuant to Rule 13d-3(d)(1)(i)), which includes (i)  22,733,238 shares of Common Stock as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022 and (ii) the assumed exercise of 1,574,999 warrants for shares of Common Stock.

Item 1.

(a) Name of issuer:

Great Ajax Corp. (the “Issuer”)

(b) Address of issuer’s principal executive offices:

9400 SW Beaverton-Hillsdale Hwy, Suite 131, Beaverton, OR 97005

Item 2.

(a) Name of person filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Magnetar Financial LLC (“Magnetar Financial”);
(ii) Magnetar Capital Partners LP (“Magnetar Capital Partners”);
(iii) Supernova Management LLC (“Supernova Management”); and
(iv) Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the shares of Common Stock, par value $0.01 per share (“Shares”) of Great Ajax Corp. (the “Issuer”) issuable upon exercise of aggregate 155,512 Series A Warrants (collectively, the “Series A Warrants”) and 1,419,487 Series B Warrants (collectively, the “Series B Warrants”) to purchase up to aggregate 1,574,999 Shares at an exercise price of $10.00 per Share (collectively, the “Warrants”), held for: (i) Magnetar Constellation Fund V Ltd (“Constellation V Ltd”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), each of which are Cayman Islands exempted companies for which Magnetar Financial serves as investment manager; (ii) Magnetar Longhorn Fund LP (“Longhorn Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), each of which is a Delaware limited partnership for which Magnetar Financial serves as general partner; and (iii) Magnetar Constellation Fund V LLC (“Constellation V LLC”), Purpose Alternative Credit Fund — F LLC (“Alternative Fund F”) and Purpose Alternative Credit Fund — T LLC (“Alternative Fund T”), each of which is a Delaware limited liability company for which Magnetar Financial serves as manager. Constellation V Ltd, Constellation Master Fund, SC Fund, Xing He Master Fund, Longhorn Fund, Structured Credit Fund, Constellation V LLC, Alternative Fund F and Alternative Fund T are collectively referred to herein as the “Magnetar Funds.” In its respective capacities, Magnetar Financial exercises voting and investment power over Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

(b) Address or principal business office or, if none, residence:

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13 Floor, Evanston, Illinois 60201

(c) Place of Organization:

(i) Magnetar Financial is a Delaware limited liability company;
(ii) Magnetar Capital Partners is a Delaware limited partnership;
(iii) Supernova Management is a Delaware limited liability company; and
(iv) Mr. Litowitz is a citizen of the United States of America.

(d) Title of class of securities:

Common Stock, par value $0.01 per share

(e) CUSIP No.:

38983D300

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Item 4.	Ownership

(a) Amount beneficially owned:

As of August 31, 2022, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held aggregate 1,574,999 Warrants to purchase up to aggregate 1,574,999 Shares at an exercise price of $10.00 per Share. The Warrants to purchase Shares held by the Magnetar Funds represent the right to acquire, on or after the applicable exercise date as set forth in each Warrant, up to approximately 6.5% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding Shares of the Issuer).

The amount aggregate amount of Warrants to purchase Shares held by the Magnetar Funds consists of:

(A) 155,512 Series A Warrants to purchase up to an aggregate 155,512 Shares held by Constellation V LLC;
(B) 226,306 Series B Warrants to purchase up to an aggregate 226,306 Shares held by Constellation V Ltd; and
(C) 1,193,181 Series B Warrants to purchase up to an aggregate 1,193,181 Shares held by Xing He Master Fund.

(b) Percent of class:

As of August 31, 2022, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 6.5% of the total number of Shares outstanding (based on 24,308,237 shares of Common Stock outstanding as of August 3, 2022, which includes (i) 22,733,238 shares of Common Stock as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2022 and (ii) the assumed exercise of 1,574,999 warrants for shares of Common Stock (calculated pursuant to Rule 13d-3(d)(1)(i))).

(c) Number of shares as to which the person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,574,999

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,574,999

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 12, 2022	MAGNETAR FINANCIAL LLC
		By:	Magnetar Capital Partners LP, its sole member
		By:	/s/ Alec N. Litowitz
Alec N. Litowitz
Manager of Supernova Management LLC, the general partner of Magnetar Capital Partners LP

Date:	September 12, 2022	MAGNETAR CAPITAL PARTNERS LP
		By:	Supernova Management LLC, its general partner
		By:	/s/ Alec N. Litowitz
Alec N. Litowitz
Manager of Supernova Management LLC

Date:	September 12, 2022	SUPERNOVA MANAGEMENT LLC
		By:	/s/ Alec N. Litowitz
Alec N. Litowitz
Manager
Date:	September 12, 2022
		By:	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX
Exhibit

A	Joint Filing Agreement